[redacted]

13026384

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49

DO 12/6/13

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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 03 2013
WASH. D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln (City) MA (State) 01773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt 781-676-5941 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

75 State Street,13th floor (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/27/13

12/26

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH HODGE
MY COMMISSION EXPIRES NOV. 9, 2018
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report Pursuant to 17a-5(d) and Supplementary Information and Report of Independent Registered Public Accounting Firm

U.S. Boston Capital Corporation
September 30, 2013

U.S. BOSTON CAPITAL CORPORATION

Table of Contents

	Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
Supplementary Schedules:	
Schedule I - Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1of the Securities and Exchange Commission	13
Schedule II - Computation for Determination of Reserve Requirements Under Exhibit A Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III - Information Relating to the Possession or Control Requirements Under Exhibit A Rule 15c3-3 of the Securities and Exchange Commission	15

GrantThornton

Grant Thornton LLP
75 State Street, 13th Floor
Boston, MA 02109-1827

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management
U.S. Boston Capital Corporation

We have audited the accompanying financial statements of U.S. Boston Capital Corporation (the "Company"), which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Boston, Massachusetts
November 26, 2013

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2013

Assets		
Cash	$	27,970
Restricted cash		434,578
Marketing, distribution and commissions receivable		
Affiliates		268,368
Other		23,624
Marketable securities, at fair market value (cost of $455,594)		635,206
Prepaid expenses and other current assets		42,960
Total assets	**$**	**1,432,706**

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable		
Affiliates	$	275,845
Other		18,857
Accrued items		40,930
Payable to customers		414,578
Accrued income taxes		12,203
Deferred tax liability		64,661
Total liabilities		**827,074**
Stockholder's equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		551,902
		605,632
Total liabilities and stockholder's equity	**$**	**1,432,706**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Operations
For the Year Ended September 30, 2013

Revenue	
Marketing and distribution	$ 2,747,088
Sales compensation fee	1,127,668
Commissions	746,926
Service fee	530,364
Custodial fees	62,024
Change in unrealized gain on marketable securities	55,743
Dividend income	9,043
Total revenue	5,278,856
Expenses	
Commission expense	2,850,733
Overhead expense pursuant to expense agreement	1,682,400
NTF platform fees	192,516
Additional overhead expense	258,977
Marketing expense	60,202
Regulatory fees and expenses	42,588
License and fees	33,335
Miscellaneous expenses	43,719
Total expenses	5,164,470
Income before provision for income taxes	**114,386**
Provision for income taxes	47,552
Net income	**$ 66,834**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2013

	Common Stock		Additional		
	Number of shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2012	150,000	$ 15,000	$ 38,730	$ 485,068	$ 538,798
Net Income	-	-	-	66,834	66,834
Balance at September 30, 2013	**150,000**	**$ 15,000**	**$ 38,730**	**$ 551,902**	**$ 605,632**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2013

Subordinated borrowings at October 1, 2012	$	100,000
Increases:		
Secured demand note collateral agreements for equity capital		-
Decreases:		
Repayment of secured demand note collateral agreements		100,000
Subordinated borrowings at September 30, 2013	$	-

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities		
Net income	$	66,834
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized gain on marketable securities		(55,743)
Reinvested dividend income		(9,043)
Deferred income taxes		39,887
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Marketing, distribution and commissions receivable		(91,417)
Prepaid expenses and other current assets		(22,345)
Increase (decrease) in:		
Commissions payable		170,299
Accrued Items		(85,860)
Accrued income taxes		545
Net cash provided by operating activities		**13,157**
Net increase in cash		**13,157**
Cash at beginning of year - 10/1/2012		14,813
Cash at end of year - 9/30/2013	**$**	**27,970**
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Income taxes	$	7,120
Supplemental disclosures of noncash flows information:		
Commission revenue related to in-kind securities	$	9,218
Commission expense related to in-kind securities		9,218

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent), with its principal office and place of business in Lincoln, Massachusetts. The Company is a registered broker/dealer registered with the Securities and Exchange Commission ("SEC") on July 1, 1970, pursuant to the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA) on July 9, 1970. The Company is a general securities firm that conducts its business fully subject to the provisions of SEC Rule 15c3-3 and maintains a minimum net capital of at least $250,000. The Company conducts its general securities business as an introducing broker-dealer clearing through Cantella & Co., Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree Funds ("Pear Tree Funds"). The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners"). In addition to acting as placement agent, the Company provides custodial services to each of the limited liability companies. Custodial services include the protection of cash and the safekeeping of physical securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue and expenses related to distribution and marketing fees and sales-revenue sharing over the contract period, generally monthly or quarterly. In addition service fees are paid as needed to support additional distribution and servicing efforts. The Company also generates commissions when acting as an agent for customer securities transactions. Commission revenues and expenses are recorded in the accounts on the trade date. The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually. Related expenses are recorded concurrently with revenue.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to timing of reconciling items, may exceed Federal Deposit Insurance Corporation (FDIC) limits.

2. Summary of Significant Accounting Policies (continued)

Restricted Cash

Cash – restricted represents amounts held for customers in a special reserve bank account in compliance with SEA Rule 15c3-3, Federal and other regulations.

Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The deferred tax liability at September 30, 2013 relates to the unrealized gain on investments.

The Company accounts for income taxes in according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

A reconciliation of current and deferred income taxes is as follows:

Current tax expense	
Federal	$ 5,620
State	2,045
Total current tax expense	7,665
Deferred tax expense	
Federal	31,711
State	8,176
Total deferred tax expense	39,887
Total income tax expense	47,552

The difference between the statutory U.S. federal income tax and the Companys' effective tax rate is primarily due to state taxes.

2. Summary of Significant Accounting Policies (continued)

Uncertain Tax Positions

The Company adopted guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements. The Company evaluated its uncertain tax positions as of October 1, 2012, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. Any interest and penalties shall be disclosed in the statement of operations. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of September 30, 2013, the Company's federal and various state tax returns for the years 2010 through 2012 are available for examination.

3. Related Party Transactions

The Company transacts business with various affiliated parties. Related party transactions occurring during the year ended September 30, 2013 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree Funds that are managed by Pear Tree Advisors, Inc., in accordance with 12b-1 distribution agreements. Such agreements provide for a fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. As of September 30, 2013, the Company has a receivable of $268,368 for such distribution agreements.

Per a revenue sharing agreement with Pear Tree Advisors, Inc., the Company received $1,127,668 of sales compensation during the year, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree Funds, for accounts of broker on record, for distribution and servicing efforts.

Service fees of $530,364 were received from Pear Tree Advisors, Inc. to support distribution efforts of the Pear Tree Funds.

The Company acts as a custodian for certain private equity funds, which are managed by an entity under common control, Pear Tree Partners LP. Each of the equity funds has custody agreements with the Company, which disclose annual and quarterly fee rates. The Company recognized revenue of $62,024 related to its custodial services, according to these custody agreements for the year ended September 30, 2013.

The Company invested in shares of two mutual funds managed by an entity under common control (see Note 5). These mutual funds are included in marketable securities in the statement of financial condition in the amount of $635,206. The Company received $9,043 of dividends and recorded an unrealized gain of $55,743 from these investments.

3. Related Party Transactions (continued)

Commission revenue is disbursed to all selling group members under various agreements, and is recorded as commission expense in the statement of operations. The total commission expense for the period through September 30, 2013 was $2,850,733 of which $2,770,896 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays salaries of the Company's registered representatives. As of September 30, 2013, the Company has a commission payable of $275,845 to this affiliate.

Pursuant to an expense sharing agreement with USB Corporation, the Company paid the affiliate $140,200 per month for certain salary and administrative costs incurred by the affiliate on behalf of the Company. A total of $1,682,400 was paid during the fiscal year ended September 30, 2013 under this agreement. In accordance with the expense sharing agreement, the monthly fee is reassessed annually at the end of the fiscal year. In addition, the Company paid the affiliate $258,977 for actual variable expenses incurred on behalf of the Company. Rent and other related commitments are borne by USB Corporation, and is included within the expense sharing agreement.

4. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2013 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 286,074	$ 187,697	$ 98,377
Quant Foreign Value Small Cap Fund	349,132	267,897	81,235
Total	$ 635,206	$ 455,594	$ 179,612

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

4. Marketable Securities and Fair Value Measurements (continued)

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2	Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly . These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.
Level 3	Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2013.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers in changing an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

4. Marketable Securities and Fair Value Measurements (continued)

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of September 30, 2013 are as follows:

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Mutual fund – diversified emerging markets	$ 286,074	$ -	$ -	$286,074
Mutual fund – foreign small/mid value	349,132	-	-	349,132
Total assets at fair value	$ 635,206	$ -	$ -	$635,206

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2013, the Company had net capital of $451,245 and its ratio of aggregate indebtedness to net capital was 0.77 to 1.

Part III of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

6. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

7. Subsequent Events

The Company, has evaluated subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION

Schedule I

Computation of Net Capital, Aggregate Indebtedness,
Basic Net Capital Requirement Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2013

Total stockholder's equity	$ 605,632
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	605,632
Less non-allowable assets:	
Commissions receivable	16,146
Prepaid expenses and other current assets	42,960
	59,106
Haircuts on marketable securities	95,281
Total adjustments	154,387
Net capital	$ 451,245
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Commissions payable	$ 294,702
Accrued items	40,930
Accrued income taxes	12,203
Total aggregate indebtedness	$ 347,835
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 201,245
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 151,245
Ratio: Aggregate indebtedness to net capital	0.77 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2012.

U.S. BOSTON CAPITAL CORPORATION

Schedule II

Computation for Determination of Reserve Requirements Under
Exhibit A Rule 15c3-3
of the Securities and Exchange Commission
September 30, 2013

Total credit items	$ 414,578
Total debit items	-
Reserve computation	
Excess of total credits over total dedits	$ 414,578
Amount held on deposit in "Reserve Bank Account"	$ 434,578

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2013.

U.S. BOSTON CAPITAL CORPORATION
Schedule III
Information Relating to the Possession or Control Requirements
Under Exhibit A Rule 15c3-3
of the Securities and Exchange Commission
September 30,2013

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

U.S. Boston Capital Corporation

September 30, 2013

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Grant Thornton LLP
75 State Street, 13th Floor
Boston, MA 02109-1827

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

U.S. Boston Capital Corporation
55 Old Bedford Rd #202
Lincoln, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by U.S. Boston Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the overpayment of fees in prior year SIPC-7 to the prior overpayment applied in the current year SIPC-7, noting no differences.
2. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
3. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences:
4. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (quarterly focus reports) noting no differences;
5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
November 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015885 FINRA SEP
U S BOSTON CAPITAL CORPORATION
55 OLD BEDFORD RD
LINCOLN MA 01773-1125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diane Hunt 781-676-5941

2. A. General Assessment (item 2e from page 2) $ 5,799.55

B. Less payment made with SIPC-6 filed **(exclude interest)** ( )

Date Paid

C. Less prior overpayment applied (5,046.25)

D. Assessment balance due or (overpayment) 753.30

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 753.30

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U S BOSTON CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 28 day of October, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2012** and ending **9/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,278,856
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,903,294
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	55,743
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,959,037
2d. SIPC Net Operating Revenues	$ 2,319,819
2e. General Assessment @ .0025	$ 5,799.55 (to page 1, line 2.A.)

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

U.S. Boston Capital Corporation

September 30, 2013

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Grant Thornton LLP
75 State Street, 13th Floor
Boston, MA 02109-1827

T 617.723.7900
F 617.723.3640
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

U.S. Boston Capital Corporation
55 Old Bedford Rd #202
Lincoln, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by U.S. Boston Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the overpayment of fees in prior year SIPC-7 to the prior overpayment applied in the current year SIPC-7, noting no differences.
2. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
3. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences:
4. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (quarterly focus reports) noting no differences;
5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Boston, Massachusetts
November 26, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015885 FINRA SEP
U S BOSTON CAPITAL CORPORATION
55 OLD BEDFORD RD
LINCOLN MA 01773-1125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diane Hunt 781-676-5941

2. A. General Assessment (item 2e from page 2)	$ 5,799.55
B. Less payment made with SIPC-6 filed (**exclude interest**) _______ Date Paid	( )
C. Less prior overpayment applied	(5,046.25)
D. Assessment balance due or (overpayment)	753.30
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 753.30

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U S BOSTON CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of October, 20 13.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2012** and ending **9/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,278,856
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,903,294
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	55,743
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,959,037
2d. SIPC Net Operating Revenues	$ 2,319,819
2e. General Assessment @ .0025	$ 5,799.55

(to page 1, line 2.A.)

SECURIT ... SSION

13026385

ANN... ...UDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

OMB APPROVAL	
OMB Number	3235-0123
Expires	**March 31, 2016**
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8 - 17419

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2012** and ENDING **SEPTEMBER 30, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

STUART FRANKEL & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

60 CUTTER MILL ROAD – Suite 406

GREAT NECK,	**NEW YORK**	**11021**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENDA BAGNATO, CFO **(212) 943 - 8787**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JEFFREY FRANKEL,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *STUART FRANKEL & CO., INC., as of SEPTEMBER 30,***2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

President
Title

X ____________________
Notary Public

NAOMI FINGERHUT
NOTARY PUBLIC
STATE OF NEW YORK
MY COMMISSION EXPIRES
JANUARY 29, 20 14
REG. #01FI5054822

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Cash and cash equivalents	$ 2,049,896
Due from brokers	5,232,039
Securities owned at market value (Note 3)	7,609,544
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $6,282,538) (Note 4)	2,000,000
Other assets	104,970
Total assets	$ 16,996,449

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 4,882,705
	4,882,705
Commitments and Contingencies (Notes 6 and 7)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 4)	5,000,000
Total liabilities	9,882,705
Stockholders' equity (Note 8)	
Common stock, $1 par value, 200,000 shares authorized, 92,500 shares issued and outstanding.	92,500
Additional paid in capital	274,129
Retained earnings	6,747,115
Total stockholders' equity	7,113,744
Total liabilities and stockholders' equity	$ 16,996,449

The accompanying notes are an integral part of this statement.

STUART FRANKEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Note 1 - Nature of Business

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis.

b) *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value

Note 3- Fair Value Measurements (continued)

that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at September 30, 2013:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities	$7,375,363.04	7,375,363.04	-	-
Mutual Funds	134,181	134,181	-	-
Bonds	100,000	-	$100,000	--
	$7,609,544.04	$7,509,544.04	$100,000	$ -

Note 4- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes evidenced by a secured demand note collateral agreement approved by FINRA and subordinated loan agreements approved by the New York Stock Exchange. Both agreements are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

	Maturity Date	Interest Rate	Face Value
Subordinated loans	April 29, 2023	10%	$3,000,000
Secured demand Note	November 10, 2020	6%	2,000,000
			$5,000,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5- Money Purchase Plan

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 10% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $216,452 to the plan during the fiscal year.

Note 6 - Commitments

Office Lease

The Company leases office space pursuant to a lease agreement expiring November 15, 2016. Rental payments are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

Year Ended Sept 30,	Amount
2014	$43,288
2015	$44,587
2016	$45,974

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2013, the Company had net capital of $14,272,626, which was $14,172,626 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.64%.

A copy of the Firm's statement of Financial Condition as of September 30, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional offices of the SEC and FINRA.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Stuart Frankel & Co., Inc.
60 Cutter Mill Road – Suite406
Great Neck, NY 11021

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Stuart Frankel & Co., Inc. (the Company) as of September 30, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Frankel & Co., Inc., as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 21, 2013

[redacted]

SEC ISSION

13026378

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Karp, Chief Operating Officer — (212) 922- 2017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmperLLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David B. Keidan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated and Subsidiaries, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN B SCHMIDT
NOTARY
NO. 01SC6283852
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
06/17/2017
PUBLIC
STATE OF NEW YORK

David B Keidan
Signature

President
Title

Lauren B Schmidt
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
The Buckingham Research Group Incorporated and Subsidiaries

Report on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of The Buckingham Research Group Incorporated and Subsidiaries as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of The Buckingham Research Group Incorporated and Subsidiaries as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 27, 2013

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition
September 30, 2013

ASSETS	
Cash and cash equivalents (including money market mutual funds of $45,409,028)	$ 53,029,793
Due from brokers	255,588,781
Deposit with broker	100,000
Investments in securities, at fair value	961,055,302
Commissions receivable	594,820
Incentive fee receivable	1,470,112
Employee advances and loans	291,768
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,338,763)	1,448,004
Deferred taxes, net	57,682
Prepaid expenses	165,203
Other assets	920,432
	$ 1,274,721,897
LIABILITIES	
Securities sold short, at fair value	$ 271,553,318
Deferred rent	488,793
Withdrawals payable to limited partners	36,400,726
Accounts payable and accrued expenses	2,348,200
Commissions payable	740,000
Compensation payable	5,179,184
Taxes payable	20,650
	316,730,871
Commitments	
STOCKHOLDERS' EQUITY	
Common stock - $0.01 par value:	
Class A, authorized 100,000 shares, 47,159 and 34,267 shares issued and outstanding, respectively	472
Class B, authorized 900,000 shares, 424,431 and 308,403 shares issued and outstanding, respectively	4,244
Additional paid-in capital	5,246,880
Retained earnings	25,125,217
Treasury stock (12,892 shares of Class A and 116,028 shares of Class B, at cost)	(6,607,999)
Total stockholders' equity of The Buckingham Research Group Incorporated and Subsidiaries	23,768,814
Equity of non-controlling interests	934,222,212
	957,991,026
	$ 1,274,721,897

See notes to consolidated statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business and principles of consolidation:

The Buckingham Research Group Incorporated ("BRG") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage and investment advisory services. BRG is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The consolidated statement of financial condition includes the accounts of BRG and its wholly owned subsidiary, Buckingham Capital Management Incorporated ("BCM") and also include the accounts of the following investment partnerships for which BCM serves as the sole General Partner, is deemed to control and has limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 2.7% as of September 30, 2013. BCM is deemed to control and consolidates BH. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner and is deemed to control: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds"). Collectively, the consolidated entities are referred to as the "Company" or "Companies". All material intercompany accounts and transactions have been eliminated on consolidation.

BCM is registered as an investment advisor with the U.S. Securities and Exchange Commission. BCM serves as the investment manager for the Onshore Funds and Offshore Funds, whereby it pays certain expenses. BCM has assigned its interest in the incentive allocation it earns from the Onshore and Offshore Funds to BH.

The Onshore Funds are organized as Delaware limited partnerships and the Offshore Funds are organized as exempted limited partnerships under the laws of the Cayman Islands.

The Onshore Funds' and Offshore Funds' investment objective is to seek capital appreciation of their assets by investing primarily in a portfolio of equity securities in U.S. publicly-held companies. The Onshore Funds and Offshore Funds seek to achieve their objective by trading primarily in "undervalued", "underfollowed", and "misunderstood" securities.

[2] Summary of significant accounting policies:

(a) Investments in securities and valuation:

Investments in securities held by BRG are accounted for at fair value.

Investments in securities held by BCM are considered held for trading and are accounted for at fair value.

The consolidated limited partnerships (referred to above as the Onshore and Offshore Funds) are considered investment companies and follow specialized accounting pursuant to the "AICPA Audit and Accounting Guide - Investment Companies". This consolidated financial statement reflects the specialized accounting so that investments held by the limited partnerships are shown on the consolidated statement of financial condition at fair value.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(a) Investments in securities and valuation: (continued)

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation technique used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments in securities and securities sold short, including common stock, American Depository Receipts, exchange-traded funds and options, that are traded on a national securities exchange are valued at their last sale price on the last business day of the year or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by the exchange. Securities not listed on a national securities exchange or that are not national market securities are valued at their last sale price, unless there is no price on the last business day of the year, in which case it is valued at the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company on the last business day of the year as reported by NASDAQ, or, if not so reported, as reported in the over-the-counter market in the United States. These securities are shown as Level 1 in the fair value hierarchy.

Investments in common stock not actively traded are classified within Level 2 of the fair value hierarchy.

Equity swaps, put options and warrants are classified within Level 2 of the fair value hierarchy and are valued based on financial models utilizing observable inputs.

(b) Revenue recognition:

Research and investment advisory fees are recorded as earned. Commission income is recorded on a trade-date basis as service is provided.

If at the end of any calendar year a limited partner in the investment partnership has a net profit (after taking into account any loss make-up per the respective partnership agreement), BH receives 20% of such profits, which is deducted from the capital account of such limited partner. Such incentive fees are eliminated on consolidation.

At September 30, 2013, BCM had incentive fee receivable from unrelated managed accounts of $1,470,112. Incentive fees are calculated at the rate of 20% of the net increase in a managed account.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(b) Revenue recognition: (continued)

BCM earns management fees from unrelated managed accounts. Additionally, BRG earns management fees from the Onshore and Offshore Funds which is eliminated on consolidation. Management fees on the managed accounts and the Onshore and Offshore Funds are payable quarterly, and generally range from 1% to 1.5% per annum based on quarterly net assets.

Securities transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(c) Cash and cash equivalents:

Cash equivalents consist of money market mutual funds. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(d) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(e) Deferred rent:

The Company leases two premises under two leases, which provide for free rent periods and periodic increases over the lease terms. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

(f) Income taxes:

BRG files its federal income tax return on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. BH files a separate tax return. All tax returns are filed using a December 31 year end.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

BH and the Onshore and Offshore Funds are not subject to federal, state and New York City income taxes. The members/partners include their respective share of the profits or losses on their own tax returns.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these consolidated financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits. The 2009 federal tax return examination was completed with no material adjustment. In addition, the New York City tax returns for the years ended December 31, 2009 through 2011 were examined with no material adjustment. The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before December 31, 2010.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(f) Income taxes: (continued)

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2013, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation and amortization, deferred rent and unrealized gains and losses on investments.

(g) Securities loaned:

For securities loaned, the Onshore Funds and Offshore Funds receive collateral in an amount at least equal to the fair value of the securities loaned. The Onshore Funds and Offshore Funds monitor the fair value of securities loaned, with additional collateral obtained as necessary. At September 30, 2013, the Onshore Funds and Offshore Funds had no securities loaned.

(h) Accounting estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

(i) In December 2011, the FASB issued ASU No. 2011-11 related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The guidance requires retrospective applications for all comparative periods presented. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's financial condition.

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER

Morgan Stanley & Co. Incorporated ("Morgan Stanley") serves as custodian and clearing broker for the assets of BRG. In addition, Morgan Stanley, Barclays Capital Inc. and Merrill Lynch Professional Clearing Corp. serve as prime brokers for the Onshore and Offshore Funds. During the year ended September 30, 2013, the Onshore and Offshore Funds terminated their prime brokerage agreement with J.P. Morgan Clearing Corp. The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades at the

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER (CONTINUED)

consolidated statement of financial condition date. The due from brokers balance includes $450,975 of collateral posted pursuant to the terms of swap contracts. Trades executed on behalf of clients of BRG are cleared through National Financial Services LLC.

In addition, $100,000 is deposited with National Financial Services LLC as a clearing deposit.

NOTE C - INVESTMENTS

The following is a summary of investments in securities, at fair value, as of September 30, 2013:

	Common Stock	Warrants	Total
Owned by BRG	$ 16,442,240		$ 16,442,240
Owned by investment partnerships	944,523,725	$ 89,337	944,613,062
Total investments in securities	$ 960,965,965	$ 89,337	$ 961,055,302

The following is a summary of investments in securities sold short, at fair value, as of September 30, 2013:

	Common Stock	Exchange-Traded Funds	Options	Unrealized Loss on Swaps	Total
Owned by BRG	$ 2,025,397	$ 4,443,805			$ 6,469,202
Owned by investment partnerships	161,415,754	101,600,462	$ 989,804	$ 1,078,096	265,084,116
Total investments in securities sold short	$ 163,441,151	$ 106,044,267	$ 989,804	$ 1,078,096	$ 271,553,318

NOTE C - INVESTMENTS (CONTINUED)

The following are the Company's investments owned and sold short by level within the fair value hierarchy at September 30, 2013:

	Fair Value	Fair Value Hierarchy
ASSETS		
Investments in securities:		
Common stock - United States:		
Apparel	$ 197,729,971	Level 1
Automotive	21,967,838	Level 1
Banks	18,875,624	Level 1
Brokers	7,899,315	Level 1
Building products/services	7,322,000	Level 1
Consumer products	8,464,060	Level 1
Consumer staples	14,049,900	Level 1
Energy - oil services	27,740,612	Level 1
Energy - exploration & production	15,134,549	Level 1
Finance	27,323,667	Level 1
Food retailer	18,174,131	Level 1
Footwear	52,718,635	Level 1
Healthcare - facilities & services	14,030,896	Level 1
Healthcare - HMOs	15,133,962	Level 1
Healthcare - pharmaceuticals	18,262,441	Level 1
Homebuilders/products	42,297,909	Level 1
Industrial/chemicals	36,646,835	Level 1
Leisure	17,194,932	Level 1
Paper	14,337,123	Level 1
Restaurant/food	5,647,421	Level 1
Retail	256,303,483	Level 1
Retail	14,666,663	Level 2
Special purpose acquisition company	2,814,606	Level 1
Technology - software	6,527,950	Level 1
Transportation/freight	4,885,729	Level 1
Transportation/travel	85,757,007	Level 1
Trust banks	9,058,706	Level 1
Total common stock - United States	960,965,965	
Warrants - special purpose acquisition company	89,337	Level 2
Total investments in securities	$ 961,055,302	

NOTE C - INVESTMENTS (CONTINUED)

	Fair Value	Fair Value Hierarchy
LIABILITIES		
Securities sold short:		
Common stock - United States		
Apparel	$ 818,706	Level 1
Automotive	3,760,323	Level 1
Consumer products	9,379,157	Level 1
Consumer staples	7,050,290	Level 1
Healthcare - facilities & services	6,257,339	Level 1
Industrial/chemicals	3,002,940	Level 1
Restaurant/food	15,885,160	Level 1
Retail	96,835,333	Level 1
Transportation/travel	14,372,286	Level 1
Total common stock - United States	157,361,534	
Common stock - Sweden		
Retail	6,079,617	Level 1
Total common stock	163,441,151	
Exchange-traded funds - index(1)	106,044,267	Level 1
Equity options:		
Call options - retail	950,000	Level 1
Call options - footwear	12,500	Level 1
Put options - retail	27,304	Level 2
Total equity options	989,804	
Unrealized loss on swaps	1,078,096	Level 2
Total securities sold short	$ 271,553,318	

(1) Includes 489,186 shares of iShares Russell 2000 Growth with a fair value of $52,152,119 (5.44% of stockholders' equity).

The cost of common stock and warrants held long was $731,952,138 and $94,953, respectively, at September 30, 2013. The proceeds on common stock, exchange-traded funds and options sold short was $129,700,492, $122,017,753 and $1,517,594, respectively, at September 30, 2013.

NOTE D - EMPLOYEE ADVANCES AND LOANS

Employee advances are noninterest-bearing loans and are due by December 31, 2013. Employee loans are interest-bearing and are due on demand.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE F - COMMITMENTS

BRG has a lease agreement for office facilities which commenced January 15, 2002 and expires on January 15, 2017, with an option to extend through February 28, 2021. BCM entered into a lease agreement for separate office space on July 9, 2012, which commenced on December 31, 2012 and expires on March 31, 2020 with an option to extend through February 28, 2021.

The annual future minimum rental commitments are as follows:

Minimum Lease Obligations		
Year Ending September 30,	**BRG**	**BCM**
2014	$ 1,056,000	$ 447,000
2015	1,056,000	447,000
2016	1,056,000	447,000
2017	308,000	447,000
2018		447,000
Thereafter		722,000
Total	$ 3,476,000	$ 2,957,000

NOTE G - NET CAPITAL REQUIREMENT

BRG, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, BRG had net capital and net capital requirements of $11,805,692 and $152,379, respectively, and a net capital ratio of 0.19 to 1.

NOTE H - FIXED ASSETS, NET

Fixed assets at September 30, 2013 are comprised of the following:

Equipment	$ 1,398,882
Furniture and fixtures	2,059,183
Computer software	606,248
Leasehold improvements	1,722,454
Total cost	5,786,767
Less accumulated depreciation and amortization	(4,338,763)
	$ 1,448,004

NOTE I - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2013 was 1,000,000 consisting of 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, each Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which each Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, each Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that each Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by each Company, exposes each Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by each Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein each Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss may be realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Companies engage in derivative transactions such as swaps as an alternative to direct investments in the underlying securities. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related. Pursuant to the terms of the swap agreements, the Companies are required to post collateral.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

The Companies invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities may also be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The writer of a call option which is covered (i.e., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Companies may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Companies purchase and sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (i.e., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Companies' derivative agreements (the "ISDA Agreements") contain provisions that require the Companies to maintain a predetermined level of capital, and/or provide limits regarding a decline of the Companies' capital over 1-month, 3-month, and 12-month periods. If a Company were to violate such provisions, the counterparties to the derivative contracts could, upon notice, request payment or demand collateralization on derivative contracts in net liability positions. Additionally, counterparties may terminate these agreements and the related derivative contracts if a Company does not meet the covenants or provisions.

The fair value and location of the derivative instruments reported in the consolidated statement of financial condition at September 30, 2013 are as follows:

	Location	
Warrants	Investments in securities, at fair value	$ 89,337
Equity options	Securities sold short, at fair value	$ 989,804
Equity swaps	Securities sold short, at fair value	$ 1,078,096

The notional amount of options sold short and equity swaps sold short at September 30, 2013 was $16,501,500 and $68,723,380, respectively.

[redacted]

SEC 13026380 OMMISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd., Suite 300
(No. and Street)

Fort Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilys Saul (954) 760-2309
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Thomas A. Desmond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeKing, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

KIMBERLY A. JOHNSON
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
11/20/2016

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

TradeKing, LLC

Statement of Financial Condition

September 30, 2013

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1 - 2
STATEMENT OF FINANCIAL CONDITION	3
NOTES TO STATEMENT OF FINANCIAL CONDITION	4 - 8

INDEPENDENT AUDITORS' REPORT

TradeKing, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of TradeKing, LLC as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeKing, LLC as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
November 26, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

TRADEKING, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS		
CASH AND CASH EQUIVALENTS	$	5,022,914
RECEIVABLE FROM BROKERS		2,514,040
DEPOSIT AT CLEARING BROKER (NOTE 6)		350,030
OTHER ASSETS		342,130
	$	8,229,114
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to broker	$	148,965
Accounts payable and accrued liabilities		1,267,868
Due to parent (Notes 3 and 4)		1,572,196
Subordinated loans - parent (Note 4)		3,500,000
Total liabilities		6,489,029
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 8)		
MEMBER'S EQUITY (NOTES 2 AND 3)		1,740,085
	$	8,229,114

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

TradeKing, LLC, (the Company), a Delaware corporation principally located in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company is a wholly-owned subsidiary of TradeKing Group, Inc., a Delaware Corporation (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivable from Brokers

Receivable from brokers are uncollateralized commission obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. As management believes that the accounts are fully collectable and are therefore stated at net realizable value, no allowance for doubtful accounts is recorded at September 30, 2013.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before September 30, 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A portion of the Company's operating funds have been provided by its Parent. The Company's liquidity position during the year ending September 30, 2014 is dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through November 2014 and thereafter, as needed.

NOTE 3. RELATED PARTY TRANSACTIONS

Parent Contributions

Effective December 10, 2012, the Parent merged the operations of its subsidiary, Zecco Trading, Inc. (Zecco Trading), a California registered broker-dealer, with the Company. Zecco Trading also acted in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. Zecco Trading cleared all customer transactions through a clearing broker on a fully disclosed basis. In connection with merging the operations, the Parent contributed associated net assets to the Company, at carryover basis, principally comprised of cash, clearing deposits, accounts receivable and other assets aggregating approximately $1,707,000, and assumed liabilities principally comprised of accrued expenses of approximately $386,000. Effective December 10, 2012, Zecco Trading withdrew its registration with FINRA and transferred all of its existing customer accounts to the Company.

Management Fees

The Company receives management and administrative services, including the use of office facilities and equipment, from its Parent under an Administrative Services Agreement. In this regard, the Parent incurs operating expenses and provides facilities and staff in consideration of a management fee. At September 30, 2013, management fees of $1,579,487 were unpaid and are included in due to parent in the accompanying statement of financial condition. Amounts due to parent are unsecured, non-interest bearing and due on demand.

NOTE 4. SUBORDINATED LOANS

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2015 and is unsecured.

On September 27, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2015 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority (FINRA) and are subordinated to the claims of general creditors.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2013, the Company's "Net Capital" was $4,217,137 which exceeded requirements by $3,967,137, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.72 to 1.

NOTE 6. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas.

In November 2012, the Company entered into an agreement to transition its customer accounts to a new clearing firm. However, prior to the transitioning of the accounts, the new clearing firm informed the Company that they were exiting the clearing business. In April 2013, the Company and the new clearing firm entered into a Settlement Agreement and Release. Pursuant to the Agreement, beginning in April of 2013 the Company receives $200,000 a month reimbursement to offset a settlement expense charged by Apex until the earlier of (a) the Company's conversion to another clearing firm, (b) the Company entering into a new clearing agreement with its current clearing firm, or (c) September 15, 2015. Additionally, the new clearing firm issued a $1,500,000 letter of credit to supplement the $350,030 cash already on deposit at Apex. The letter of credit expires on September 30, 2015. The Parent has provided a $300,000 deposit to secure this letter of credit. The Company is obligated to employ reasonable good faith efforts to either transition to a new clearing firm or enter into a new clearing agreement with Apex. If the Company transitions to a new clearing firm or enters into a new clearing agreement with Apex on or before December 31, 2013, June 30, 2014 or December 31, 2014, it will receive an incentive payment, in addition to the monthly amounts already received, of $600,000, $200,000 or $100,000, respectively.

NOTE 7. COMMITMENTS

The Company is obligated under various licensing, marketing and on-line service agreements expiring through 2015.

Approximate minimum annual payments under the aforementioned agreements are as follows:

	Contracts
2014	$ 274,000
2015	1,000
	$ 275,000

NOTE 8. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

00
12/13

SECU[...] SSION

13026329

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 29 2013
Washington DC
404

SEC FILE NUMBER
8- 38452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVENUE
(No. and Street)

LYNBROOK (City) NY (State) 11563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA D. FULCHER 516-593-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO & COMPANY, CPA'S LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TURNPIKE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/27/13
JD 12/24

OATH OR AFFIRMATION

I, JAMES G. WESTMACOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCO INVESTMENT CORP, as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sworn to before me this 26th Day of November 2013

Notary Public

LILLIAN M. GAYLOR
Notary Public, State of New York
No. 4624287
Qualified in Nassau County
Commission Expires December 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2013

Westco Investment Corp.

- Table of Contents -

Facing Page to Form X-17A-5 1

Affirmation of President 2

Independent Auditors' Report 3-4

Balance Sheet 5

Statement of Income 6

Statement of Changes in Shareholder's Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9-11

Supporting Schedules
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 12

Reconciliation of Computation of Net Capital
Rule 15c3-1 Pursuant to Rule 17a-5(d)(4) 13

Supplemental Report to the Accountants' Audited Report 14

Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 15-16

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment
Reconciliation 17

Gallo & Company
CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Westco Investment Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Westco Investment Corp., which comprise the balance sheet as of September 30, 2013 and the related income statement, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and other standards applicable to financial audits. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westco Investment Corp. as of September 30, 2013; and the changes in shareholder's equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Other Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 6, 2013

Westco Investment Corp.

Balance Sheet

September 30, 2013

ASSETS

Current Assets	
Cash	$ 5,402
Commissions receivable	17,207
Marketable securities	56,123
Total Current Assets	78,732
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $30,951	-0-
TOTAL ASSETS	$ 78,732

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 6,385
Accrued expenses	8,586
Total Current Liabilities	14,971
Shareholder's Equity	
Common stock (200 shares authorized, no par value, 100 shares issued and outstanding)	51,000
Paid in capital	43,800
Retained deficit	(31,039)
Total Shareholder's Equity	63,761
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 78,732

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income
For the Year Ended September 30, 2013

REVENUE	
Commissions	$ 190,227
Interest and dividends	468
Gain on securities	5,052
TOTAL REVENUE	195,747
EXPENSES	
Commissions	45,297
Salaries	66,698
Insurance	13,219
Rent	14,400
General and administrative	973
Depreciation	420
Professional fees	6,500
Dues and subscriptions	8,898
Computer services	2,772
Telephone	397
Payroll taxes	5,823
Pension expense	2,117
Clearing Fees	9,069
Utilities	3,409
Consulting	683
TOTAL EXPENSES	180,675
Income before Provision for Income Taxes	15,072
Provision for Income Taxes	88
NET INCOME	$ 14,984

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2012	$ 51,000	$ 43,800	$ (46,023)	$ 48,777
Return of Capital	-0-	-0-	-0-	-0-
Net Income-September 30, 2013	-0-	-0-	14,984	14,984
Shareholder's Equity September 30, 2013	$ 51,000	$ 43,800	$ (31,039)	$ 63,761

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows
For the Year Ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 14,984
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Depreciation	420
Increase in commissions receivable	(6,632)
Increase in commissions payable	3,661
Decrease in accrued expenses	(8,811)
NET CASH PROVIDED BY OPERATIONS	3,622
CASH FLOWS FROM INVESTING ACTIVITIES	
Gain on securities	(15,500)
NET CASH USED IN INVESTING ACTIVITIES	(15,500)
NET DECREASE IN CASH	(11,878)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,280
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,402
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for Federal and State corporate taxes	$ 88

See Notes to Financial Statements.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the change in net assets.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company has a net operating loss carry forward of $24,928 expiring at various dates through September 30, 2032.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taking jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2010.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2013, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 13,927	$ -0-	$ -0-	$ 13,927
First Eagle US Value	15,485	-0-	-0-	15,485
iShares Core S & P 500	10,641	-0-	-0-	10,641
Ivy Balanced	15,867	-0-	-0-	15,867
SSN Money Market	203	-0-	-0-	203
	$ 56,123	$ -0-	$ -0-	$ 56,123

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2013, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Depreciation expense is $420 for the year ended September 30, 2013.

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employee's time spent working for the entity.

Note 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $51,260 which was $46,260 in excess of its required net capital of $5,000.

Note 8- SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 6, 2013. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2013.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
September 30, 2013

CREDITS	
Shareholder's equity	$ 63,761
TOTAL CREDITS	63,761
DEBITS	
Furniture, fixtures, equipment	
(net accumulated depreciation of $30,951	-0-
Non-allowable receivables	6,866
TOTAL DEBITS	6,866
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	56,895
Less: Haircuts on securities	5,635
NET CAPITAL	51,260
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 7)	5,000
Excess in Net Capital	$ 46,260
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 49,763
Total Aggregate Indebtedness	$ 14,971
Percentage of Aggregate Indebtedness to Net Capital	29%

See Notes to Financial Statements.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
September 30, 2013

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 51,260
Adjustments to Net Capital	
Accrued expenses	-0-
Other payables	-0-
Net Capital Per Audited Focus Report	$ 51,260

	Unaudited Focus 9/30/13	Audited Focus 9/30/13
Net Capital	$ 51,260	$ 51,260
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	46,260	46,260
Excess Capital at 1000%	49,736	49,736
Total Aggregate Indebtedness (AI)	14,971	14,971
Percentage of AI to Net Capital	29%	29%

See Notes to Financial Statement.

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. In the opinion of the management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2013.

See Notes to Financial Statement.

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Westco Investment Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
September 30, 2013

To the Board of Directors
and Shareholders of
Westco Investment Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Westco Investment Corp. (the "Company") for the year ended September 30, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 6, 2013

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of Westco Investment Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year-ended September 30, 2013, which were agreed to by Westco Investment Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Westco Investment Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Westco Investment Corp.'s management is responsible for Westco Investment Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year-ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year-ended September 30, 2013 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. If we had performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 6, 2013